Exhibit (a)(1)(iii)

Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

Westmoreland Resource Partners, LP

at

$0.01 Net Per Common Unit

by

Westmoreland Coal Company Asset Corporation

a wholly owned subsidiary of

Westmoreland Coal Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019, UNLESS THE OFFER IS EXTENDED.

February 13, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Westmoreland Coal Company Asset Corporation (“Tender Sub”), a New York corporation and a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), to act as Information and Solicitation Agent in connection with WCC’s offer to purchase all outstanding common units representing limited partner interests (the “Common Units”) in Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Units registered in your name or in the name of your nominee.

The Offer will require and is contingent upon the approval of the United States Bankruptcy Court for the Southern District of Texas, which approval will be sought at a hearing on or about February 13, 2019, and is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions described in the section of the Offer to Purchase entitled “The Offer—Conditions to the Offer.”

The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in the Offer to Purchase).

Enclosed herewith are the following documents:

1.	The Offer to Purchase, dated February 13, 2019

2.	The Letter of Transmittal for your use in tendering Common Units and for the information of your clients, including IRS Form W-9 and general instructions thereto;

3.

A printed form of letter which may be sent to your clients for whose accounts you hold Common Units registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to the Depositary (as defined below).

We request that you contact your clients as promptly as possible.

The terms and conditions of this Offer are described in the Offer to Purchase and in the related Letter of Transmittal.

A properly completed and duly executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal or a Book-Entry Confirmation (as defined in the Offer to Purchase) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes) must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

WCC will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Units pursuant to the Offer (other than the Depositary and the Information and Solicitation Agent as described in the Offer to Purchase). WCC will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. WCC will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Common Units to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Broadridge Corporate Solutions, Inc., the Information and Solicitation Agent for the Offer, at Attn: BCIS Re-Organization Dept., P.O. Box 1317, Brentwood, NY 11717-0693, telephone number (855) 793-5068 (call toll free).

Very truly yours,

Broadridge Corporate Issuer Solutions, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF WCC, THE INFORMATION AND SOLICITATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information and Solicitation Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

(855) 793-5068 (toll free)